FORM 6-K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of September, 2003

ALGOMA STEEL INC. (Registrant’s name)

105 West Street Sault Ste. Marie Ontario, Canada P6A 7B4 (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Form 40-F X

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2003

ALGOMA STEEL INC. (Registrant)
By:	“Glen Manchester” Glen Manchester Vice President - Finance and Chief Financial Officer

ALGOMA STEEL INC.

SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) For the period ended June 30, 2003 Millions of Canadian Dollars

1. Reconciliation of net income (loss) between Canadian and United States GAAP:
	Three Months Ended June 30 2003	Six Months Ended June 30 2003	Three Months Ended June 30 2002	Five Months Ended June 30 2002	One Month Ended Jan. 31 2002
					Pre- reorganization
Net income (loss) as reported under Canadian GAAP	$ 6.7	$ 19.2	$ 21.6	$ 17.2	$(26.1)
Accretion of equity component of convertible debt	(0.1)	(0.3)	(0.2)	(0.3)	—
Foreign exchange adjustments related to equity
component of convertible long-term debt	0.4	0.8	0.4	0.3	—

Net income (loss) under U.S. GAAP	7.0	19.7	21.8	17.2	(26.1)
Additional minimum pension liability	—	—	—	—	—

Comprehensive income (loss) under U.S. GAAP	$ 7.0	$ 19.7	$ 21.8	$ 17.2	$(26.1)

Income (loss) per share under U.S. GAAP:
Basic	$ 0.29	$ 0.82	$ 1.05	$ 0.85	$(0.49)

Diluted	$ 0.22	$ 0.63	$ 0.72	$ 0.58	$(0.49)

Comprehensive income (loss) per share under U.S. GAAP:
- Basic	$ 0.29	$ 0.82	$ 1.05	$ 0.85	$(0.49)

- Diluted	$ 0.22	$ 0.63	$ 0.72	$ 0.58	$(0.49)

Under Canadian GAAP, the discounted value of the 1% convertible Notes is segregated into a debt and equity component with the accretion of the equity component being charged directly to retained earnings. Under U.S. GAAP, the discounted value of the 1% convertible Notes would be presented entirely as long-term debt with accretion being charged to income as interest on long-term debt. Under U.S. GAAP the value ascribed to the holder conversion option is reclassified within shareholders’ equity to contributed surplus.

Under U.S. GAAP, an additional minimum pension liability is reported when the accrued benefit liability in the consolidated balance sheet is less than the plan deficit represented by the excess of the accumulated benefit obligation over the market value of the plan assets. An intangible asset is recorded up to the amount of any unrecognized past service costs with any remaining amount being charged to income.

ALGOMA STEEL INC.

SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) For the period ended June 30, 2003 Millions of Canadian Dollars

2. Changes to the consolidated balance sheets under U.S. GAAP are:
	June 30 2003	Dec. 31 2002
(i) Long-term pension liability and post-employment benefit obligation
Balance under Canadian GAAP	$ 313.0	$ 311.2
Additional minimum pension liability	4.6	4.6

Balance under U.S. GAAP	$ 317.6	$ 315.8

(ii) Long-term debt
Balance under Canadian GAAP	$ 171.5	$ 200.6
Equity component of convertible long-term debt	5.9	5.7
Foreign exchange adjustment on equity component of convertible long-term debt	(0.9)	(0.1)

Balance under U.S. GAAP	$ 176.5	$ 206.2

(iii) Shareholders’ equity
(a) Capital stock
Balance under Canadian GAAP	$ 214.5	$ 214.1
Ascribed value of holders option credited on conversion of long-term debt	(8.6)	(8.4)
Foreign exchange adjustment of equity component on conversion	(0.1)	(0.1)

Balance under U.S. GAAP	$ 205.8	$ 205.6

(b) Convertible long-term debt
Balance under Canadian GAAP	$ 19.3	$ 19.3
Reclassify equity component to long-term debt	(5.9)	(5.7)
Reclassify ascribed value of holders conversion option to contributed surplus	(13.4)	(13.6)

Balance under U.S. GAAP	$ —	$ —

(c) Contributed surplus
Balance under Canadian GAAP	$ 69.8	$ 69.6
Reclassify ascribed value of 1% noteholders conversion option	13.4	13.6
Reclassify ascribed value of holders option credited to capital stock on conversion	8.6	8.4
Foreign exchange adjustment on convertible long-term debt	0.1	0.1

Balance under U.S. GAAP	$ 91.9	$ 91.7

(d) Retained earnings
Balance under Canadian GAAP	$ 60.8	$ 41.9
Foreign exchange adjustment on equity component of convertible long-term debt	0.9	0.1

Balance under U.S. GAAP	$ 61.7	$ 42.0

(e) Accumulated other comprehensive income (loss)
Balance under Canadian GAAP	$ —	$ —
Additional minimum pension liability	(4.6)	(4.6)

Balance under U.S. GAAP	$ (4.6)	$ (4.6)

ALGOMA STEEL INC.

SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) For the period ended June 30, 2003 Millions of Canadian Dollars

3.	The Corporation accounts for freight costs as a reduction of sales. Under U.S. GAAP these costs would be included as a component of cost of sales.
	Three Months Ended June 30 2003	Six Months Ended June 30 2003	Three Months Ended June 30 2002	Five Months Ended June 30 2002	One Month Ended Jan. 31 2002
Pre- reorganization
Increase in sales and cost of sales related to
reclassifying freight costs under U.S. GAAP	$ 15.7	$ 30.7	$ 14.4	$ 22.9	$ 4.8

4.	The accounts receivable balance at June 30, 2003 includes a $4.1 million allowance for doubtful accounts (December 31, 2002 - $3.2 million).

5.	A new accounting standard, SFAS 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, was recently issued in the United States. The standard is effective for certain financial instruments entered into or modified after May 31, 2003 and requires that an issuer classify a financial instrument that is within its scope as a liability or, in some circumstances, an asset. The adoption of this standard did not have a material impact on the consolidated financial statements because the scope of the standard does not address the 1% convertible Notes issued by the Corporation.

6.	Approximately 98% of the Corporation’s employees are covered by collective bargaining agreements. The new collective bargaining agreements negotiated as part of the financial reorganization expire on July 31, 2004.

ALGOMA STEEL INC. 2003 SECOND QUARTER REPORT TO SHAREHOLDERS (UNAUDITED) for the period ended June 30, 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with Management’s Discussion and Analysis section of the Company’s 2002 Annual Report and the interim financial statements and notes contained in this report. This discussion of the Company’s business may include forward-looking information with respect to the Company, including its business and operations and strategies, as well as financial performance and conditions. The use of forward-looking words such as, “may,” “will,” “expect” or similar variations generally identify such statements. Although management believes that expectations reflected in forward-looking statements are reasonable, such statements involve risks and uncertainties including the factors discussed in the Management’s Discussion and Analysis section of the Company’s 2002 Annual Report.

Financial and Operating Results

Net income for the three months ended June 30, 2003 was $6.7 million, a decline of $14.9 million from net income of $21.6 million for the three months ended June 30, 2002. The quarter over quarter decline resulted from weaker steel prices and higher manufacturing costs, offset in part by an increase in the foreign exchange gain.

Revenue was $288.2 million for the three months ended June 30, 2003 based on average revenue per ton of $489 compared with revenue of $287.2 million and average revenue per ton of $499 for the three months ended June 30, 2002. The revenue per ton decline is primarily a reflection of a stronger Canadian dollar (versus the U.S. dollar) compared to the same period last year. Steel shipments increased by 2% to 590,000 tons in the second quarter compared to 576,000 tons for the three months ended June 30, 2002.

Revenue for the second quarter declined by $10.6 million versus the three months ended March 31, 2003. Shipments were up 25,000 tons versus the first quarter, but the average revenue per ton fell by $40 per ton due to continued strengthening of the Canadian dollar and weak market conditions.

Revenue for the six months ended June 30, 2003 was $587 million, an 11% increase from $529.1 million in the comparable period of 2002. The increased revenue was primarily the result of higher unit sales returns as the average revenue per ton shipped increased to $508 per ton in 2003 as compared with $472 per ton in the first six months of 2002. Higher shipment levels also contributed to the revenue increase as 1.15 million tons were shipped in the first six months of 2003 compared with 1.12 million tons in 2002.

Cost of sales increased to $265.5 million ($450 per ton shipped) for the three months ended June 30, 2003 from $240.3 million ($417 per ton shipped) for the three months ended June 30, 2002. For the six months ended June 30, 2003, cost of sales was $530.7 million or $459 per ton shipped as compared with $465.7 million or $416 per ton shipped in 2002. Unit operating costs have increased in 2003 primarily due to the absence of favourable inventory valuation adjustments realized in the first half of 2002 and higher scrap, natural gas and labour costs.

Cost of sales per ton shipped improved in the second quarter by $19 over the three months ended March 31, 2003. The improvement was primarily the result of a favourable inventory adjustment based on an annual survey of coal and ore quantities and lower energy and raw material costs.

Algoma Steel Inc. 2003 Second Quarter Report	Page 2

Second quarter 2003 EBITDA of $9.7 million was $26.8 million lower than the $36.5 million realized in the second quarter of 2002 as a result of lower average revenue per ton and increased unit operating costs and administrative and selling expenses. For the six months ended June 30, 2003, EBITDA was $31.5 million as compared with $44.4 million in 2002.

EBITDA was down $12.1 million versus the first quarter total of $21.8 million. The strengthening Canadian dollar was the primary contributor to lower revenues which were offset in part by improved costs.

An operating loss of $4.9 million was incurred in the second quarter of 2003 as compared with operating income of $21.5 million in 2002. Operating income of $2.4 million for the six months ended June 30, 2003 was down $11.6 million from the $14 million realized in the equivalent period of 2002.

Financial income for the three months ended June 30, 2003 was $12.2 million compared to $0.7 million for the quarter ended June 30, 2002. A stronger Canadian dollar resulted in an $18.9 million foreign exchange gain in the quarter as compared with $9.5 million in the second quarter of 2002. Interest expense totaled $6.7 million in the second quarter of 2003 versus $8.8 million in 2002 due primarily to reduced borrowings under the revolving credit facility and lower borrowing rates negotiated in December 2002.

Financial Resources and Liquidity

Cash provided by operating activities was $70.1 million for the three months ended June 30, 2003 which included $59.7 million from a reduction in operating working capital. The significant components of the change in operating working capital were declines in inventories and accounts receivable of $51.3 million and $12.2 million, respectively. For the six months ended June 30, 2003, cash provided by operating activities was $112.1 million which included $82.7 million from a reduction in operating working capital, composed primarily of an $85.0 million decrease in inventories.

Capital expenditures for the three and six month periods ended June 30, 2003 were $7.4 million and $13.6 million, respectively. Expenditures in the corresponding periods of 2002 were $5.5 million and $8.7 million.

Financing activities for the three months ended June 30, 2003 included a scheduled $10 million repayment of the term loan and a decrease in bank indebtedness of $52.7 million resulting from a reduction in inventory levels.

Unused availability under the revolving credit facility at June 30, 2003 was $83 million compared to $58 million at March 31, 2003. The revolving credit facility matures on December 30, 2003 and provides financing equal to the lesser of $180 million and a borrowing base determined by the agreement. The process to establish a new credit facility is progressing favourably and the Company expects completion within the next month.

TRADE

Based on a complaint by Algoma, supported by the other Canadian plate producers, the Canada Customs and Revenue Agency has initiated an investigation into the dumping of carbon and HSLA plate from Bulgaria, the Czech Republic and Romania. A preliminary determination of dumping is anticipated in early September and the Canadian International Trade Tribunal (CITT) will make a final injury determination by January 2004.

During 2004, an anti dumping finding in place covering plate from Italy, South Korea, Spain and Ukraine is scheduled to expire. The producers have requested, and the CITT has initiated, a review of the scheduled expiry to be completed by the end of May 2004.

Algoma Steel Inc. 2003 Second Quarter Report	Page 3

The industry is still awaiting an announcement by the Government of Canada regarding the implementation of a remedy relating to the Canadian Steel Safeguard inquiry with respect to discrete plate and cold rolled sheet. Imports remain at a high level and are a continuing concern to the Company.

OUTLOOK

Manufacturing activity in North America remains relatively weak which is limiting steel demand. However, a better balance between supply and demand has developed due, in part, to production cutbacks by many steel companies including Algoma. The third quarter is not expected to be profitable, but a recent price increase for sheet is being implemented and the Company is optimistic that unit selling prices will start to recover from the low which is expected in July.

A detailed engineering study of the condition of the blast furnace was completed in June. Based on this study, it has been concluded that the reline of the No. 7 blast furnace, previously estimated for 2005, will not be required prior to 2008. Periodic repair stops and some capital outlays will be necessary to achieve the extended furnace campaign.

/s/ Denis Turcotte Denis Turcotte President and Chief Executive Officer	/s/ Benjamin Duster Benjamin Duster Chairman of the Board

Sault Ste. Marie, Ontario July 30, 2003

Algoma Steel Inc. 2003 Second Quarter Report	Page 4

Algoma Steel Inc.
Consolidated Statements of Income (Loss) and Retained Earnings (Deficit) (Unaudited)
(millions of Canadian dollars - except per share amounts)

	Three months Ended June 30 2003	Six months Ended June 30 2003	Three months Ended June 30 2002	Five months Ended June 30 2002	One month Ended January 31 2002
					Pre-reorganization (Notes 1,2)
Sales	$ 288.2	$ 587.0	$ 287.2	$ 445.5	$ 83.6

Operating expenses
Cost of sales	265.5	530.7	240.3	380.5	85.2
Administrative and selling	13.0	24.8	10.4	15.9	3.1
Depreciation and amortization	14.6	29.1	15.0	24.6	5.8

	293.1	584.6	265.7	421.0	94.1

Income (loss) from operations	(4.9)	2.4	21.5	24.5	(10.5)
Financial expense (income)
Interest on long-term debt (note 4)	4.9	10.2	5.5	9.3	—
Foreign exchange gain	(18.9)	(32.5)	(9.5)	(8.6)	(2.3)
Other interest	1.8	4.3	3.3	5.6	7.6

	(12.2)	(18.0)	(0.7)	6.3	5.3

Income (loss) before the following	7.3	20.4	22.2	18.2	(15.8)
Loss on disposal of joint venture interest (note 7)	—	—	—	—	(6.8)
Reorganization expenses	—	—	—	—	(3.3)

Income (loss) before income taxes	7.3	20.4	22.2	18.2	(25.9)
Provision for income taxes - current (note 9)	0.6	1.2	0.6	1.0	0.2

Net income (loss)	$ 6.7	$ 19.2	$ 21.6	$ 17.2	$ (26.1)

Net income (loss) per common share (note 6)
Basic	$ 0.28	$ 0.79	$ 1.03	$ 0.84	$ (0.49)

Diluted	$ 0.22	$ 0.63	$ 0.72	$ 0.58	$ (0.49)

Weighted average number of common
shares outstanding - millions (note 6)
Basic	23.96	23.93	20.79	20.16	53.65

Diluted	30.12	30.11	30.01	30.01	53.65

Retained earnings (deficit)
Balance, beginning of period	$ 54.2	$ 41.9	$ (4.5)	$ —	$(264.6)
Net income (loss)	6.7	19.2	21.6	17.2	(26.1)
Accretion of equity component of convertible debt	(0.1)	(0.3)	(0.2)	(0.3)	—
Fresh start adjustment (note 1)	—	—	—	—	290.7

Balance, end of period	$ 60.8	$ 60.8	$ 16.9	$ 16.9	$ —

SUPPLEMENTAL NON-FINANCIAL INFORMATION
Operations (thousands of net tons)
Raw steel production	608	1,253	631	1,036	186
Steel shipments	590	1,155	576	926	194

See accompanying notes.

Algoma Steel Inc. 2003 Second Quarter Report	Page 5

Algoma Steel Inc.
Consolidated Balance Sheets (Unaudited)
(millions of Canadian dollars)

	June 30 2003	December 31 2002
Current assets
Accounts receivable	$ 157.1	$ 154.3
Inventories	186.4	271.4
Prepaid expenses	22.3	19.0

	365.8	444.7

Capital assets, net	656.7	684.8
Capital assets held for sale (note 10)	12.0	—
Deferred charges	2.9	2.3

Total assets	$1,037.4	$1,131.8

Current liabilities
Bank indebtedness (note 3)	$ 20.3	$ 98.8
Accounts payable and accrued liabilities	85.0	77.1
Accrued interest on long-term debt (note 4(a))	26.3	20.0
Income and other taxes payable	5.4	4.7
Accrued pension liability and post-employment benefit obligation	28.7	28.7
Current portion of term loan (note 3)	9.0	29.0

	174.7	258.3

Long-term debt (note 4)	171.5	200.6
Accrued pension liability and post-employment benefit obligation	313.0	311.2
Other long-term liabilities	13.8	16.8

	498.3	528.6

Shareholders’ equity
Capital stock (notes 5 & 6)	214.5	214.1
Convertible long-term debt (note 4)	19.3	19.3
Contributed surplus	69.8	69.6
Retained earnings	60.8	41.9

	364.4	344.9

Total liabilities and shareholders’ equity	$1,037.4	$1,131.8

See accompanying notes.

Algoma Steel Inc. 2003 Second Quarter Report	Page 6

Algoma Steel Inc.
Consolidated Statements of Cash Flows (Unaudited)
(millions of Canadian dollars)

	Three months Ended June 30 2003	Six months Ended June 30 2003	Three months Ended June 30 2002	Five months Ended June 30 2002	One month Ended January 31 2002
					Pre-reorganization (Notes 1,2)
Cash provided by (used in)
Operating activities
Net income (loss)	$ 6.7	$ 19.2	$ 21.6	$ 17.2	$(26.1)
Adjust for items not affecting cash:
Depreciation and amortization	14.6	29.1	15.0	24.6	5.8
Exchange gain on long-term debt	(15.3)	(29.3)	(10.0)	(9.1)	(1.9)
Loss on disposal of joint venture interest (note 7)	—	—	—	—	6.8
Other	4.4	10.4	6.0	9.6	(2.6)

	10.4	29.4	32.6	42.3	(18.0)
Changes in operating working capital	59.7	82.7	(5.0)	(21.3)	49.0

	70.1	112.1	27.6	21.0	31.0

Investing activities
Capital asset expenditures	(7.4)	(13.6)	(5.5)	(7.4)	(1.3)

Financing activities
Proceeds (repayment) of term loan (note 3)	(10.0)	(20.0)	—	—	50.0
Decrease in bank indebtedness	(52.7)	(78.5)	(22.1)	(13.6)	(79.7)

	(62.7)	(98.5)	(22.1)	(13.6)	(29.7)

Cash and cash equivalents
Change during the period	—	—	—	—	—
Balance, beginning of period	—	—	—	—	—

Balance, end of period	$ —	$ —	$ —	$ —	$ —

See accompanying notes.

Algoma Steel Inc. 2003 Second Quarter Report	Page 7

Algoma Steel Inc.
Notes to Interim Consolidated Financial Statements (Unaudited)
(millions of Canadian dollars)

1.	Financial reorganization

As a result of a financial reorganization on January 29, 2002, the Corporation’s assets and liabilities were comprehensively revalued using the principles of fresh start accounting as required under Canadian generally accepted accounting principles (“GAAP”). For accounting purposes, the Corporation has used an effective date of January 31, 2002. Under fresh start accounting, all assets and liabilities were revalued at estimated fair values. In order to establish the fresh start balance sheet, an equity value of $300 million was calculated based on the net present value of estimated future free cash flows reduced by bank indebtedness, long-term debt and pension and post-employment obligations. The Corporation’s previous Board of Directors passed a resolution setting the stated capital of the new common shares issued under the reorganization at $10 per share based upon the calculated equity value. The book values of the assets and liabilities at January 31, 2002 approximated their fair values, with the exception of capital assets and the pension and post-employment benefit obligations. The fair values of the pension and post-employment obligations were determined by an independent actuary. The fair value of the capital assets was calculated as the excess of the equity value and liabilities over the fair value of the remaining assets. The revaluation adjustment of $441.4 million and the $290.7 million deficit were classified as contributed surplus, resulting in a net increase of $150.7 million.

2.	Basis of presentation and accounting policies

The unaudited interim consolidated financial statements (“interim financial statements”) have been prepared in accordance with Canadian GAAP on a basis consistent with the accounting policies disclosed in the fiscal 2002 Annual Report. Effective January 1, 2002, the Corporation retroactively adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) with respect to foreign currency translation. The new recommendations eliminated the deferral and amortization of unrealized translation gains and losses on foreign currency denominated long-term monetary assets and liabilities and require separate disclosure of exchange gains and losses included in the determination of net income. Effective January 1, 2002, the Corporation also adopted the recommendations of the CICA relating to stock-based compensation and other stock-based payments. The new recommendations are generally applicable only to awards granted after the date of adoption.

Management is required to make estimates and assumptions that affect the amounts reported in the interim financial statements. Management believes that the estimates are reasonable, however, actual results could differ from these estimates. The interim financial statements do not conform in all respects to the disclosure requirements of Canadian GAAP for annual financial statements and should, therefore, be read in conjunction with the 2002 Annual Report.

The interim financial statements have been prepared on a “going concern” basis that assumes the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. These interim financial statements do not reflect any adjustments that would be necessary if the “going concern” assumption was not appropriate. The Corporation is dependent upon a strong North American steel market, improving financial results and the refinancing of its banking facilities in December 2003. The outcome of these matters is not determinable at this time.

Comparative financial information for the month of January 2002 is required under securities legislation and may be of limited interest to readers of these interim financial statements. In reviewing the comparative information, readers are reminded that the information does not reflect the effects of the financial reorganization or the application of fresh start accounting.

Certain items in the December 31, 2002 consolidated balance sheet have been reclassified to conform to the presentation adopted in the current period.

Algoma Steel Inc. 2003 Second Quarter Report	Page 8

Algoma Steel Inc.
Notes to Interim Consolidated Financial Statements (Unaudited)
(millions of Canadian dollars)

3.	Banking facilities

On January 29, 2002, the Corporation entered into an Amended and Restated Loan Agreement (“Agreement”). The Agreement expires on December 30, 2003 and provides the Corporation with a revolving credit facility (“Revolving Facility”) and a term loan (“Term Facility”). Effective December 1, 2002, certain amendments were made to the Agreement affecting pricing and availability (“Amendments”). The Revolving Facility provided financing equal to the lesser of $180 million and a borrowing base determined by the levels of the Corporation’s accounts receivable, inventories and a loan guarantee provided by the Government of Canada (“Loan Guarantee”), less certain reserves. Under the Amendments, the calculation of the borrowing base was changed by deleting the Loan Guarantee from the calculation and reducing the amount of the reserves with the size of the reserves fluctuating with the financial performance of the Corporation. At June 30, 2003, there was $83 million of unused excess availability under the Revolving Facility after taking into account $22 million of outstanding letters of credit (December 31, 2002 - $68 million of availability with $26 million of letters of credit). The Revolving Facility matures on December 30, 2003 and is collateralized by a first charge on accounts receivable and inventories and a second charge on the Loan Guarantee. Prior to December 1, 2002, borrowings were in either Canadian or United States (U.S.) funds at 4.5% over either the Canadian or U.S. prime bank rate or, at the Corporation’s option, at 5.5% over bankers’ acceptance rate or London interbank offering rate (LIBOR) for U.S. dollar loans. Under the Amendments, the borrowing rate fluctuates between 1.75% and 2.5% over prime depending on the Corporation’s financial performance.

The amount owing on the Term Facility at June 30, 2003 was $9 million and is repayable on September 30, 2003. During the second quarter, $10 million of the Term Facility was repaid. Amounts repaid under the Term Facility cannot be reborrowed. Prior to December 1, 2002, borrowings were in Canadian funds at 4.5% over the Canadian prime bank rate or, at the Corporation’s option, at 5.5% over bankers’ acceptance rate loans. Under the Amendments, the borrowing rate fluctuates between 1.75% and 2.5% over prime depending on the Corporation’s financial performance. The Term Facility is collateralized by a first charge on capital assets and the Loan Guarantee and a second charge on accounts receivable and inventories.

4.	Long-term debt
	June 30 2003	December 31 2002
Secured 11% Notes maturing December 31, 2009
principal value U.S. $125 million (a)	$168.4	$197.2
Secured 1% convertible Notes maturing December 31, 2030
principal value U.S. $38.0 million (b)	3.1	3.4

	171.5	200.6
Less: current portion	—	—

	$171.5	$200.6

(a)	The 11% Notes are redeemable after 2005 at a declining premium ranging from 105.5% of principal in 2006 to 101.4% in 2008. Mandatory redemptions of U.S. $12.5 million per year are required commencing December 31, 2007 with the balance payable at maturity. Interest for 2002 and the first half of 2003 will accrue and be paid on December 31, 2003. Interest for the second half of 2003 will accrue and be paid on June 30, 2004. After 2003, interest will be paid semi-annually on June 30 and December 31 of each year. Notwithstanding the foregoing, no interest will be paid unless and until the banking facilities described in note 3 are repaid or refinanced. The 11% Notes are collateralized by a first charge on capital assets, subject to collateral on the Term Facility (note 3), and a second charge on other assets.

Algoma Steel Inc. 2003 Second Quarter Report	Page 9

Algoma Steel Inc.
Notes to Interim Consolidated Financial Statements (Unaudited)
(millions of Canadian dollars)

4.	Long-term debt (continued)

(b)	The collateral and interest accrual and payment terms are the same as for the 11% Notes. The 1% Notes are convertible into common shares at the holder’s option at a conversion price per share of $10 (“Conversion Price”). After December 31, 2002, the Corporation may convert all or any part of the principal amount at the Conversion Price if the average trading price of the common shares exceeds 125% of the Conversion Price for 30 consecutive trading days, or at any time after December 31, 2009. For conversion purposes, the exchange rate to be used is U.S. $1.00 = CDN $1.60. As required by Canadian GAAP, the 1% Notes are separated into debt and equity components in the consolidated balance sheets. The present value of the interest payments up to and including 2009 are presented as debt. The present value of the principal payment in 2030 and interest for the period 2010 through 2030 plus the value ascribed to the holder conversion option are presented as equity. All present value amounts were determined using an 11% discount rate.

During the quarter ended June 30, 2003, U.S. $0.6 million principal value of 1% Notes were converted at the holders’ option into 0.1 million common shares resulting in $0.3 million of the equity component and $0.1 million of the debt component being transferred to share capital.

5.	Share capital

Authorized - Unlimited common shares

The following table summarizes the share capital transactions since January 31, 2002 in millions of shares and dollars:

			Common Shares
	Stock Options		To Be Issued		Issued and Outstanding
	# Options	Ascribed Value	# Shares	Stated Capital	# Shares	Stated Capital
Balance at January 31, 2002	4.0	$40.0	16.0	$160.0	—	$—
Issued pursuant to Plan of Arrangement to:
First Mortgage Note holders			(15.0)	(150.0)	15.0	150.0
Unsecured creditors			(1.0)	(10.0)	1.0	10.0
Stock options exercised by employees	(4.0)	(40.0)			4.0	40.0
Conversion of long-term debt (note 4(b))					3.8	13.7
Shares issued as employee compensation					—	0.2
Directors’ Share Award Plan (note 8):
Shares granted			—	0.2
Shares issued			—	(0.1)	—	0.1

Balance at December 31, 2002	—	$—	—	$0.1	23.8	$214.0
Conversion of long-term debt (note 4(b))					0.1	0.4
Stock options granted (note 8)	0.3	0.2
Directors’ Share Award Plan (note 8):
Shares granted			0.1	0.1
Shares issued			(0.1)	(0.1)	0.1	0.1

Balance at June 30, 2003	0.3	$0.2	—	$0.1	24.0	$214.5

6.	Earnings per share

Basic net income (loss) per common share is calculated by adjusting reported net income (loss) by the net charge to retained earnings related to the accretion of the equity component of the 1% convertible Notes. Diluted net income (loss) per common share assumes the dilutive effect of the conversion of the 1% convertible Notes at the Conversion Price (note 4) and the exercising of stock options and restricted share units (note 8).

Algoma Steel Inc. 2003 Second Quarter Report	Page 10

Algoma Steel Inc.
Notes to Interim Consolidated Financial Statements (Unaudited)
(millions of Canadian dollars)

6.	Earnings per share (continued)
	Three months Ended June 30 2003	Six months Ended June 30 2003	Three months Ended June 30 2002	Five months Ended June 30 2002
Basic
Net income	$ 6.7	$ 19.2	$ 21.6	$ 17.2
Convertible long-term debt - net charge to retained earnings	(0.1)	(0.3)	(0.2)	(0.3)

Net income attributable to common shareholders	$ 6.6	$ 18.9	$ 21.4	$ 16.9

Diluted
Net income	$ 6.7	$ 19.2	$ 21.6	$ 17.2
Convertible long-term debt - net charge (inclusion) in income	(0.1)	(0.3)	0.1	0.2

Net income attributable to common shareholders	$ 6.6	$ 18.9	$ 21.7	$ 17.4

Basic weighted average number of common shares outstanding	23.96	23.93	20.79	20.16
Common shares issued on the assumed conversion of convertible
long-term debt and exercising of stock options	6.16	6.18	9.22	9.85

Diluted weighted average number of common shares outstanding	30.12	30.11	30.01	30.01

In calculating the basic weighted average number of common shares outstanding for the five months ended June 30, 2002, the 16 million common shares issued to the holders of the First Mortgage Notes and the unsecured creditors were assumed to have been issued on February 1, 2002, and the 4 million shares issued to employees were included as of February 12, 2002.

7.	Disposition of joint venture interest

In January 2002, the Corporation’s wholly-owned U.S. subsidiary, Cannelton Iron Ore Company (“CIOC”), completed an agreement with Cleveland-Cliffs Inc. (“Cliffs”) to transfer CIOC’s 45% interest in the Tilden Mining Company L.C. (“Tilden”) in exchange for the assumption by Cliffs of CIOC’s share of Tilden’s liabilities and no cash consideration. As part of this arrangement, the Corporation has entered into an exclusive 15-year supply agreement with Cliffs for a minimum annual supply of 2.5 million tons of iron ore at market prices. If the Corporation defaults under the supply agreement prior to December 31, 2008, then 50% of the liabilities assumed by Cliffs will revert back to CIOC and the Corporation. These assumed liabilities may include contingent obligations, such as environmental costs, that are not reflected in Tilden’s financial statements.

8.	Stock-based compensation plans

The Corporation uses the fair value method to account for awards granted under its stock-based compensation plans. The compensation expense recognized for all awards granted under these plans for the three and six month periods ended June 30, 2003 was $0.27 million and $0.32 million, respectively.

Share Award Plan

The plan permits the Corporation, at its option, to award common shares to eligible directors as a component of their compensation. The Corporation accrues for this compensation based on the fair market value of the shares granted. Any shares awarded are issued quarterly. During the six months ended June 30, 2003, 48,557 shares were awarded with an average fair market value of $2.18 per share, including 33,229 shares awarded with an average fair market value of $1.65 per share in the second quarter. The maximum number of shares that may be issued pursuant to the terms of the plan shall not exceed 500,000 common shares.

Algoma Steel Inc. 2003 Second Quarter Report	Page 11

Algoma Steel Inc.
Notes to Interim Consolidated Financial Statements (Unaudited)
(millions of Canadian dollars)

8.	Stock-based compensation plans (continued) Share Option Plan
In May 2003, the Corporation’s shareholders approved the creation of a Share Option Plan that permits the Corporation, at its option, to award common share options to senior management and directors. The Corporation has reserved 2 million common shares for issuance under the plan. The exercise price of a share option may not be less than the market value of the common shares on the date of the grant. The options have a term not exceeding ten years and may not be exercised until the third anniversary of the date granted. Additional plan details are outlined in the Corporation’s Management Information Circular dated March 28, 2003. During the second quarter, 259,477 options were granted with a weighted average exercise price of $1.78 per share. Options for 123,112 shares vested on the grant date with the remainder vesting on the first, second and third anniversary dates. The estimated weighted average fair value of the options of $1.08 per share was determined using the Black-Scholes model with the following assumptions:

Expected time until exercise	5	years
Risk-free interest rate	4%
Expected volatility in stock price	70%
Expected dividend yield	0%

Restricted Share Unit Plan
In May 2003, the Corporation’s shareholders approved the creation of a Restricted Share Unit Plan that permits the Corporation, at its option, to award restricted share units to senior management and directors. A restricted share unit vests on the grant date and entitles the participant to one common share to be issued from treasury on the third anniversary. The Corporation reserved 1 million common shares for issuance under the plan. Additional plan details are outlined in the Corporation’s Management Information Circular dated March 28, 2003. During the second quarter, the Corporation granted 26,000 restricted share units with a grant-date fair value of $1.67 per unit.

9.	Income taxes

The Corporation’s effective income tax rate differs from its statutory manufacturing and processing rate of 33% as a result of recognizing the benefit of previously unrecorded future income tax assets such as tax loss carryforwards.

The Corporation’s income tax loss carryforwards were reduced by approximately $180 million under the financial reorganization as a result of debts being discharged for less than their principal amount. Federal and Ontario non-capital loss carryforwards at June 30, 2003 are estimated to be $76 million and $195 million, respectively, the benefit of which has not been recognized in the financial statements. The Corporation’s estimate of non-capital loss carryforwards has not been reviewed by the Canada Customs and Revenue Agency and may be subject to change. The benefit of the non-capital losses is being recorded in the period in which the losses are applied to reduce taxable income.

10.	Capital assets held for sale

The Corporation has signed a letter of intent for the sale of its tube manufacturing facilities by the end of 2003. The net proceeds from the sale is expected to approximate the assets book value of $12 million.

Algoma Steel Inc. 2003 Second Quarter Report	Page 12

CORPORATE AND INVESTOR INFORMATION

Corporate Head Office Algoma Steel Inc. 105 West Street Sault Ste. Marie, Ontario P6A 7B4 Tel: 705-945-2351 Fax: 705-945-2203 Internet Address: www.algoma.com E-mail Address: alglib@soonet.ca

Share Transfer Agent Computershare Trust Company of Canada Shareholders Services 100 University Avenue, 9th Floor Toronto, Ontario M5J 2Y1 Tel: 416-981-9500 Fax: 416-981-9800	Trustee, Paying Agent and Registrar for 11% and 1% Notes Wilmington Trust Company Rodney Square North 1100 North Market Street Wilmington, Delaware 19890 Tel: 302-636-6023 Fax: 302-636-4143